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EXHIBIT 3.3

(ON DAY, BERRY & HOWARD LETTER)


APRIL 8, 1998


John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606


RE:  Nuveen Tax-Free Unit Trust, Series 993
    Connecticut Traditional Trust 292


Gentlemen:


    You have requested that we act as special counsel with respect to certain Connecticut tax aspects of Connecticut Traditional Trust 292 (the "Connecticut Traditional Trust"), being created as part of the Nuveen Tax-Free Unit Trust, Series 993 (the "Fund").


    The Fund is created under a Trust Indenture and Agreement dated the date hereof between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee. The Fund will issue units in several state trusts, one of which is the Connecticut Traditional Trust. Each unit of the Connecticut Traditional Trust (a "Unit") represents a fractional undivided interest in the principal and net income of the Connecticut Traditional Trust. The Connecticut Traditional Trust and the trust for any other state included in the Fund will each be administered as a separate and distinct entity for all purposes, each having its own separate assets, accounts, and certificates.

    You have informed us that, upon the sale of Units of the Connecticut Traditional Trust to investors (the "Unitholders"), the assets of the Connecticut Traditional Trust will consist of certain obligations (the "Bonds"). Each of the Bonds has been issued by or on behalf of the State of Connecticut, a political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut or by or on behalf of a United States territory or possession the interest on the obligations of which Federal law would prohibit Connecticut from taxing if received directly by a Unitholder. In the opinion of bond counsel to the issuer of each of the Bonds, the interest thereon is exempt from Federal income taxation. Distributions to Unitholders of interest received by the Connecticut Traditional Trust and of amounts received thereby upon the maturity, redemption, sale, or other disposition of the Bonds will be made semi-annually except in the case of Unitholders who have elected a shorter distribution period.

    You have informed us that, in the opinion of Messrs. Chapman and Cutler, for Federal income tax purposes (i) the Connecticut Traditional Trust will not be classified as an association, but will be governed by the provisions of subchapter J of chapter 1 of the Internal Revenue Code of 1986, relating to trusts; (ii) pursuant to subpart E of said subchapter J, each Unitholder will be considered to be the owner of a portion of each asset of the Connecticut
Traditional Trust and to have a portion of each item of income of the Connecticut Traditional Trust, in each case such portion being equal to the part of the whole thereof that the number of Units of the Connecticut Traditional Trust held by him bears to the total number of outstanding Units of the Connecticut Traditional Trust; (iii) each such item of income will have the same character in the hands of a Unitholder as in the hands of the Trustee; (iv) gain or loss will be recognized by a Unitholder upon the redemption or sale of his Units or upon the maturity, redemption, sale, or other disposition of a Bond held by the Connecticut Traditional Trust; and (v) such income will be excludable from a Unitholder's Federal gross income to the extent it consists of interest excludable therefrom for Federal income tax purposes.

    Based on the foregoing, and relying explicitly on the opinion of Messrs. Chapman and Cutler regarding Federal income tax matters, we are of the opinion that, under existing Connecticut law:

    1.--The Connecticut Traditional Trust is not subject to any tax on or measured by net income imposed by the State of Connecticut.

    2.--Interest income from a Bond held by the Connecticut Traditional Trust is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"), when such interest is received by the Connecticut Traditional Trust or distributed by it to a Unitholder.

    3.--Gains and losses recognized by a Unitholder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the
Connecticut  Traditional   Trust   of   a   Bond   held   by   the   Connecticut
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Traditional  Trust or upon the redemption, sale,  or other disposition of a Unit of the Connecticut Traditional Trust held by a Unitholder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Unitholder holding a Unit of the Connecticut Traditional Trust as a capital asset, such gains and losses recognized upon the maturity, redemption, sale, or exchange of a Bond issued by or on behalf of the
State  of   Connecticut,   any   political  subdivision   thereof,   or   public
instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut (a "Connecticut Bond") held by the Connecticut Traditional Trust are excluded from gains and losses taken into account for purposes of such tax and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized, to the extent
attributable   to  Connecticut  Bonds,  upon  the  redemption,  sale,  or  other disposition by a Unitholder of a Unit of the Connecticut Traditional Trust held by him.

    4.--The portion of any interest income or capital gain of the Connecticut Traditional Trust that is allocable to a Unitholder that is subject to the Connecticut corporation business tax is includable in the gross income of such Unitholder for purposes of such tax.

    5.--An interest in a Unit of the Connecticut Traditional Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.

    We hereby consent, without admitting that we are in the category of persons whose consent is required, to the filing of this opinion as an exhibit to the Registration Statement relating to the Units and to the reference to our firm as special Connecticut tax counsel in such Registration Statement and the Prospectus contained therein.

    We understand that you may deliver a copy of this opinion to the Trustee and hereby consent to the Trustee's relying on this opinion as though it were addressed to the Trustee.

Very truly yours,

DAY, BERRY & HOWARD